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                                                               EXHIBIT (a)(1)(c)

           FORM OF LETTER TO ELIGIBLE OPTION HOLDERS REGARDING OFFER



September 17, 2001

Dear Option Holder:

  Due to today's difficult market conditions, many of our employees hold stock options with an exercise price that exceeds the current market price of our Common Stock. Because our board of directors recognizes that the Company's option plan may not currently be providing performance incentives for its valued employees, the Board has considered a number of ways to provide employees with the benefit of options that over time may have a greater potential to increase in value.

  Accordingly, I am happy to announce that the board of directors has approved a program to offer employees the opportunity to exchange outstanding options granted under our 1997 Equity Incentive Plan for new options we will grant under the Mercator 1997 Equity Incentive Plan (the "EIP"). You may tender options for all or any portion of the shares of Common Stock subject to your options. You also have the right to choose not to tender any of your options. This offer expires at 5:00 P.M., Eastern Daylight Savings Time on Friday, October 19, 2001.

  The number of shares of Common Stock subject to the new options will be equal to one-half the number of shares subject to the options that you tender and we accept for exchange, as adjusted for any stock splits, stock dividends and similar events. We will grant the new options on the date of the first meeting of the compensation committee of the board of directors which is at least six months and one day following the date we accept and cancel the tendered options. Unfortunately, we are not able to simply reprice your current options, offer an immediate grant date, or carry forward current market prices to the grant date because doing so would mandate additional and unfavorable compensation expenses under our accounting and financial reporting requirements.

  You must be an employee of the Company or one of its subsidiaries from the date you tender options through the date we grant the new options in order to receive new options. If you do not remain an employee, you will not receive any new options or any other consideration for the options tendered by you and cancelled by the Company.

  The terms and conditions of new options will be substantially the same as the terms and conditions of your current option(s) granted under the EIP, except as specified in the Offer, and will include the following terms:

--the per share exercise price of any new options granted to you will equal the last reported sale price of our Common Stock on the Nasdaq National Market on the date we grant the new options; and --any new options granted to you will vest one-third immediately upon grant and the remaining options vesting at a schedule of two-ninths of the remaining options per year for each of the following three years, subject to the terms and conditions of the EIP and your option agreement that you will enter into with Mercator on the new grant date.

  There is no way to predict what the price of our Common Stock will be during the next six months or thereafter. It is possible that the market price of our Common Stock on the date of grant of any new options issued to you will be higher than the current exercise price of your options. It is also possible that you will

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no longer be employed with Mercator or any of its subsidiaries at the anticipated time of such new option grant. For these reasons, you should make a decision to tender only after careful, considered thought.

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  The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

  This offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which you should have received with this letter. Copies of these documents will also be available from Linda Austin, Mercator Software, Inc., 45 Danbury Road, Wilton, Connecticut, 06897-0840 (tel. number: (203) 563-1260, facsimile number: (203) 761-8537). You should read carefully the entire offer to exchange and letter of transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks which are discussed in the offer to exchange.

  To tender options, you will be required to properly complete, sign and return to us the letter of transmittal and any other documents specified in that letter by the expiration date of the Company's offer. You must deliver a properly completed and signed paper copy or facsimile copy of the documents. E-mail delivery will not be accepted.

  If you have any questions about the offer, please contact us at Mercator Software, Inc., 45 Danbury Road, Wilton, Connecticut, 06897-0840, Attn: Linda Austin (tel. number: (203) 563-1260, facsimile number: (203) 761-8537). We thank you for your continued efforts on behalf of Mercator Software, Inc.

Sincerely,


Roy C. King
President, Chairman and Chief Executive Officer

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